Exhibit 99.11

Execution Version

December 10, 2024

VIA E-EMAIL

ReNew Energy Global plc

Board of Directors

C/O Vistra (UK) Ltd

Suite 3, 7th Floor, 50, Broadway,

London, England, SW1H 0DB

Attention: Mr. Manoj Singh, Lead Independent Director

Dear Manoj Singh:

We are writing to you on behalf of Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”), and Sumant Sinha ( together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to submit this non-binding proposal (the “Proposal”) to acquire the entire issued and to be issued share capital of ReNew Energy Global plc (the “Company”) not already owned by the members of the Consortium (the “Transaction”), for cash consideration of $7.07 per share. This Proposal is subject to the satisfactory completion of due diligence and the execution of definitive agreements.

We believe that our Proposal, which would provide the Company’s shareholders immediate liquidity not available in the public markets, is in the best interests of the Company and its shareholders. Our Proposal would provide the Company’s shareholders a compelling 11.5% premium to the closing share price of $6.34 per share on December 10, 2024 and a 22.8% premium to the 30-day volume-weighted average price of $5.76 per share.

Each member of the Consortium that is an existing shareholder of the Company intends to promptly file this Proposal on Schedule 13D.

We expect to structure the Transaction as a UK scheme of arrangement and that the definitive agreements would contain terms customary for a transaction of this type, including conditions for necessary regulatory approvals and obtaining the approvals of the scheme of arrangement required by the UK Companies Act 2006. The Proposal contemplates that the Transaction would be recommended and otherwise fully supported by a Special Committee of the Board of Directors (the “Special Committee”) comprised entirely of independent and disinterested non-management directors and acting in consultation with independent financial and legal advisors. We do not anticipate that there will be any financing or disbursement condition in the definitive agreements for the Transaction.

The Consortium is well positioned to negotiate and complete the Transaction in an expeditious manner. The Consortium is prepared to work promptly and efficiently with the Company and the Special Committee to complete due diligence and finalize the definitive agreements.

In considering this Proposal, you should be aware that no member of the Consortium that is an existing shareholder of the Company intends to sell its shares in the Company to any third-party or otherwise to support a transaction with a third-party that would be an alternative to the Transaction. The members of the Consortium, taken together, beneficially own in the aggregate 194,645,891 voting shares in the Company, which is approximately 64.0% of the outstanding voting power on a fully-diluted basis.

Please note that we reserve the right to withdraw or modify this Proposal at any time. The Proposal is non-binding, and no agreement, arrangement or understanding between the potential parties to the Transaction with respect to the Proposal, the Transaction or any other transaction (including any agreement to commence or continue negotiations) shall be created until mutually satisfactory definitive agreements have been executed and delivered.

CPP Investments is a professional investment management organization that manages the Fund in the best interest of the more than 22 million contributors and beneficiaries of the Canada Pension Plan. In order to build diversified portfolios of assets, investments are made around the world in public equities, private equities, real estate, infrastructure and fixed income.

ADIA manages a global investment portfolio that is diversified across more than two dozen asset classes and sub-categories, including infrastructure through its Infrastructure Department. With a long tradition of prudent investing, ADIA’s decisions are based solely on its economic objectives of delivering sustained long-term financial returns.

Masdar, the UAE’s clean energy powerhouse, is one of the world’s fastest growing renewable energy companies and a green hydrogen leader. Masdar has developed projects in more than 40 countries across six continents with a combined capacity of more than 31.5GW.

Sumant Sinha is the founder, Chairman and Chief Executive Officer of the Company.

We look forward to receiving the Special Committee’s response to this Proposal and working with you and the Special Committee to expeditiously complete a Transaction that we believe is in the best interest of the Company and its shareholders.

Sincerely,

/s/ Kavita Saha
Name: Kavita Saha
Title: Authorised Signatory
Canada Pension Plan Investment Board

/s/ Mujeeb Ur Rehman Qazi	/s/ Marcus Hill
Name: Mujeeb Ur Rehman Qazi	Marcus Hill
Title: Director
Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust

/s/ Mohamed Jameel Al Ramahi
Name: Mohamed Jameel Al Ramahi
Title: Chief Executive Officer
Abu Dhabi Future Energy Company PJSC-Masdar

/s/ Sumant Sinha
Sumant Sinha, Founder